UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 0-54378

ATLAS RESOURCES SERIES 28-2010 L.P.

(Exact name of registrant as specified in its charter)

425 Houston Street, Suite 300

Fort Worth, TX 76102

800-251-0171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units representing Limited Partnership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlas Resources Series 28-2010 L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Atlas Resources Series 28-2010 L.P. By: Atlas Resources GP, LLC, its Managing General Partner

Date: June 13, 2019	By:	/s/ Jeffrey M. Slotterback
	Name:	Jeffrey M Slotterback
	Title:	Chief Financial Officer